SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 15, 2005

PrimaCom AG
(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                              .

SIGNATURES
AD HOC NOTICE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG
By:	/s/ HANS-WERNER KLOSE
	Name:	Hans-Werner Klose
Titles: Member of the Management Board

By:	/s/ WOLFGANG PREUSS
	Name:	Wolfgang Preuss
Titles: Chief Executive Officer

Date: September 15, 2005

Ad Hoc Notice
Mainz, 15 September 2005
The Company announces that today, in London, an agreement in principle has been reached with the owners of the Second Secured Loan (SSL) on the economic conditions of a settlement.
Both parties have agreed that the Company will pay EUR 375 mil. to the owners of the SSL in compensation of all open demands due the owners of the SSL.
The Company must pay this amount by 30 November 2005. The agreement will also provide that the Company recognizes a liability due to the owners of the SSL of EUR 425 mil. i.e. if the Company is not able to pay the amount of EUR 375 mil., the owners of the SSL can execute against the company immediately.
In the agreement the owners of the SSL will agree to the sale of Multikabel. Regarding Multikabel, a letter of intent exists in which a potential purchaser agrees to acquire Multikabel. In addition there have been discussions with other potential creditors and investors.
The management board currently assumes that the payment to the owners of the SSL will be possible in this timeframe.
The company further assumes that the settlement can be implemented, only if the Senior Banks also agree.
The agreement has still to be worked out in detail and signed.

PrimaCom AG
Management Board

Contact:	Investor Relations Tel. +49 6131-944-522 Fax:+49 6131 944-508 www.primacom.de e-mail: investor@primacom.de
PrimaCom ( www.primacom.de ) is a significant private cable network operator with over five per cent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. PrimaCom is Germany’s most experienced Digital-TV cable operator. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes 2m homes and serves 1.3m subscribers, 1.0m in Germany and 0,3 in The Netherlands. PrimaCom shares are traded at the Frankfurter Börse

(ISIN: DE0006259104, Xetra Symbol: “PRC.ETR”) and PrimaCom ADRs (2 ADRs equal 1 share) are traded in the USA at the OTC BB Market (Symbol: “PCAGY”).

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.